FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                            For the month of September


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.




                                  BG Group plc

                 Notification of Director's Interests in Shares


Mr Philippe Varin

The Company has received notification from Mr Philippe Varin, non-executive Director, that on 14 September 2006 he purchased 5,000 of the Company's Ordinary Shares of 10p each at a price of 666.5p per share.


As a result, Mr Varin's beneficial interests in the ordinary share capital of BG Group plc are 5,000 shares, representing 0.00014% of the shares in issue.

15 September 2006

Website www.bg-group.com

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 28 September 2006                              By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary